Exhibit 12.2
SPIRE MISSOURI INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Years Ended September 30,
	2017	2016	2015	2014	2013

Earnings
Income before income taxes	$160.5	$151.3	$148.5	$125.6	$63.4
Add: Fixed Charges (from below)	41.4	40.1	39.7	39.5	28.1
Total Earnings	$201.9	$191.4	$188.2	$165.1	$91.5

Fixed Charges
Interest on long-term debt	$32.9	$32.9	$33.1	$34.4	$24.9
Other interest charges	6.2	4.5	3.3	3.0	1.2
One third of applicable rentals charged to operating expense (which approximates the interest portion)	1.8	2.5	3.3	2.1	2.0
Add back: Allowance for borrowed funds used during construction	0.5	0.2	—	—	—
Total Fixed Charges	$41.4	$40.1	$39.7	$39.5	$28.1

Ratio of Earnings to Fixed Charges	4.88	4.77	4.74	4.18	3.26